SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NetApp, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

64110D104
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Daniel J. Warmenhoven
Chief Executive Officer and Director
NetApp, Inc.
495 East Java Drive,
Sunnyvale, California 94089
(408) 822-6000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Steven E. Bochner, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On March 23, 2009, NetApp, Inc. (the “Company”) filed a Definitive Proxy Statement for a Special Meeting of Stockholders to be held on April 21, 2009 (the “Proxy Statement”), which, among other things, contains a proposal to be submitted to the Company’s stockholders to approve a one-time option exchange program (the “Option Exchange Program”) pursuant to which employees of the Company (excluding executives and directors) who hold certain options to purchase shares of the Company’s common stock (such options, “eligible options”) will be given the opportunity to exchange such eligible options for restricted stock units.
The attached written communication (the “Presentation”) was disseminated by the Company on the evening of April 6, 2009 in connection with the proposed Option Exchange Program. The Presentation is a modified version of a presentation previously disseminated to investors and filed on Schedule TO-C with the Securities and Exchange Commission (the “SEC”) on April 1, 2009.
The attached Presentation does not constitute an offer to holders of eligible options to exchange such options. The Option Exchange Program described in the Proxy Statement and the Presentation has not yet commenced. The Option Exchange Program will commence, if at all, only if stockholders approve the Option Exchange Program and the amendments to certain of the Company’s equity plans to facilitate the Option Exchange Program. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program. The Company will file the Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. Eligible holders of the Company’s options may obtain a written copy of the tender offer documents free of charge, when available, by contacting the Compensation Group at NetApp, Inc., 495 East Java Dr., Sunnyvale, CA 94089.
Item 12. Exhibits.

Exhibit
Number	Description

99.1	Presentation to Investors: Option-for-RSU Exchange (Modified), disseminated on the evening of April 6, 2009 (incorporated by reference to the additional definitive proxy materials filed on Schedule 14A with the Securities and Exchange Commission on April 7, 2009).